UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2024

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20241-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras informs on the Addendum to the Cessation Commitment (TCC) for Gas signed with CADE

—

Rio de Janeiro, July 03, 2024 - Petróleo Brasileiro S.A.- Petrobras, in continuity to the Material Fact disclosed on May 22, 2024, informs that the Court of the Administrative Council for Economic Defense (”CADE”) and Petrobras signed, today, an addendum to the Terms of Cessation Commitment (”TCC”) for Gas, signed on July 8, 2019.

As announced by Petrobras, the addendum results from extensive debates between the technical areas of Petrobras and CADE and culminated in the cessation of the obligation to sell TBG, within the scope of the TCC, establishing new commitments.

All Administrative Inquiries will remain suspended until full compliance with obligations has been achieved, when they will be archived.

The validity of the terms agreed in the Addendum to TCC Gas coincides with the independence certificate issued for TBG, or until March 4, 2039, the deadline established in article 5, paragraph 4, of the New Gas Law, which set this deadline as the limit for the de-verticalization of transport companies.

Petrobras reaffirms its respect for the antitrust authority and the agreements signed, thus preserving the country's business environment.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

Phone: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act), which reflect only the Company's management’s expectations. The terms “anticipates,” “believes,” “expects,” “foresees,” “intends,” “plans,” “projects,” “aims,” “should,” as well as other similar terms, are intended to identify such forward-looking statements, which inherently involve risks or uncertainties, whether foreseen or not by the Company. Therefore, the future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information contained herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 3, 2024

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Carlos Alberto Rechelo Neto

______________________________

Carlos Alberto Rechelo Neto

Chief Financial Officer and Investor Relations Officer